Mail Stop 3561

December 2, 2008

Randall D. Holmes
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

> Re: **Ridgewood Electric Power Trust IV**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2008**
> **File No. 000-25430**
>
> **Ridgewood Electric Power Trust V**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2008**
> **File No. 000-24143**

Dear Mr. Holmes:

We have completed our review of your Schedule 14A filings, as amended, and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank E. Lawatsch, Jr.
Day Pitney LLP
Facsimile No. (212) 916-2940